--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 4

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Amendment No. 4 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 as amended by Amendment No. 1 filed February 13, 1997, Amendment No. 2 filed February 27, 1997 and Amendment No. 3 filed March 4, 1997, by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.



Item 3. IDENTITY AND BACKGROUND.

        Item 3 (b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On March 20, 1997, the Board of Directors of Healthdyne authorized Healthdyne to enter into indemnification agreements with its directors and executive officers (the "Indemnity Agreements"). The Indemnity Agreements are consistent with and are intended to implement the existing provisions of the By-Laws, which provide for the indemnification of and the advancing of expenses to directors and officers to the full extent permitted by law, and also provide for continued indemnification and coverage of these persons under Healthdyne's directors' and officers' liability insurance policies after a change in control.

        Copies of the forms of the Indemnity Agreements are filed as Exhibits 29 and 30 hereto.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On March 14, 1997, Healthdyne retained Morrow & Co., Inc. to act as proxy solicitor in connection with the Invacare Offer for customary fees.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On March 20, 1997, the Board of Directors of Healthdyne approved amendments to the provisions of its By-Laws regarding the calling of special meetings upon the request of holders of at least 60% of Healthdyne's outstanding Common Stock. The amendments to these provisions set forth specific procedures to be followed in the event that the holders of less than 60% of the outstanding Common Stock request the calling of a special meeting of the shareholders, including notice requirements, procedures for determining the validity of shareholder requests, the setting of record dates and meeting dates and related matters.

        A copy of the amendment to the By-Laws of Healthdyne is filed as
Exhibit 31 hereto.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit 29--    Form of Indemnity Agreement of Director.

Exhibit 30--    Form of Indemnity Agreement of Executive Officer.

Exhibit 31--    Amendment to By-Laws of Healthdyne Technologies, Inc.

Exhibit 32--    Press Release issued by Healthdyne on March 21, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: March 21, 1997

                                                            EXHIBIT 29

                       INDEMNITY AGREEMENT OF DIRECTOR


     AGREEMENT, effective as of _________________, 19__, between HEALTHDYNE TECHNOLOGIES, INC., a Georgia corporation (the "Company"), and
_______________________ (the "Indemnitee").

     WHEREAS, it is essential to the Company to retain and attract as directors the most capable persons available; and

     WHEREAS, both the Company and Indemnitee recognize the increased risk of litigation and other Claims being asserted against directors of public companies in today's environment; and

     WHEREAS, damages sought by class action plaintiffs in some cases amount to tens of millions of dollars and, whether or not the case is meritorious, the cost of defending them is enormous with few individual directors having the resources to sustain such legal costs, not to mention the risk of a judgment running into millions even in cases where the defendant was neither culpable nor profited personally to the detriment of the corporation; and

     WHEREAS, Section 14-2-851 of the Georgia Business Corporation Code, under which the Company is organized, empowers corporations to indemnify persons serving as a director of the corporation or a person who serves at the request of the corporation as a director, trustee, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; and

     WHEREAS, the Bylaws of the Company require the Company to indemnify any person who was or is a party or is threatened to made a party to a proceeding by reason of the fact that he is or was a director or officer of the Company to the maximum extent permitted by, and in the manner provided by, the Georgia Business Corporation Code; and

     WHEREAS, in recognition of Indemnitee's need for substantial protection against personal liability in order to enhance Indemnitee's service to the Company in an effective manner, the increasing difficulty in obtaining satisfactory directors' and officers' liability insurance coverage, and in part to provide Indemnitee with specific contractual assurance that indemnification protection provided under the Company's Bylaws will be available to Indemnitee (regardless of, among other things, any amendment to or revocation of the Articles of Incorporation ("Articles") or Bylaws ("Bylaws") of the Company or any change in the composition of the Company's Board of Directors or acquisition transaction relating to the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) authorized or permitted by law and as set forth in this Agreement, and for the continued coverage of Indemnitee under the Company's directors' and officers' liability insurance policies; and

      WHEREAS, in order to induce Indemnitee to serve or continue to serve as a director, the Company has agreed to provide Indemnitee with the benefits contemplated by this Agreement; and

      WHEREAS, the Board of Directors is making no determination by this Agreement that indemnification of Indemnitee for any particular act or omission giving rise to a proceeding is permissible because Indemnitee has met the relevant standard of conduct set forth in Section 14-2-851 of the Georgia Business Corporation Code;

      NOW, THEREFORE, in consideration of the premises and of Indemnitee agreeing to serve or to continue to serve the Company directly or, at its request, another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Basic Indemnification Arrangement.

      a) In the event Indemnitee was, is, or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, a Claim by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify Indemnitee to the full extent authorized or permitted by law as soon as practicable but in any event no later than thirty
           (30) days after written demand is presented to the Company, against any and all Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties or amounts paid in settlement) of such Claim; provided, however, that, except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify Indemnitee in connection with a proceeding (or part thereof) initiated by Indemnitee unless such proceeding (or part thereof) was authorized in advance, or unanimously consented to, by the Board of Directors of the Company. If so requested by Indemnitee, the Company shall advance (within two (2) business days of such request) any and all Expenses to Indemnitee (an "Expense Advance").

      b) Notwithstanding the foregoing, (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 2 hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an Expense Advance pursuant to
           Section 1(a) shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). If there has not been a Change in Control, the Reviewing Party shall be selected by the Company's Board of Directors, and if there has been such a Change in Control, the Reviewing Party shall be the Independent Legal Counsel referred to in Section 2 hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation in any court in the State of Georgia having subject matter jurisdiction thereof and in which venue is proper seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual bases therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

      c) No change in the Company's Articles or Bylaws or in the Georgia Business Corporation Code subsequent to the date of this Agreement shall have the effect of limiting or eliminating the indemnification available under this Agreement as to any act, omission or capacity for which this Agreement provides indemnification at the time of such act, omission or capacity. If any change after the date of this Agreement in any applicable law, statute or rule expands the power of the Company to indemnify the Indemnitee, such change shall to the same extent expand the Indemnitee's rights and the Company's obligations under this Agreement. If any change in any applicable law, statute or rule diminishes the power of the Company to Indemnify the Indemnitee, such change, except to the extent otherwise required by law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder.

2. Change in Control. The Company agrees that if there is a Change in Control of the Company, then with respect to all matters thereafter arising concerning the rights of Indemnitee to indemnity payments and Expense Advances under this Agreement or any other agreement, or any Article or Bylaw provision now or hereinafter in effect relating to Claims for Indemnifiable Events, the Company shall seek legal advice only from Independent Legal Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent the Indemnitee would be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto

3. Indemnification for Additional Expenses. The Company shall indemnify Indemnitee against any and all expenses (including attorneys' fees) and, if requested by Indemnitee, shall (within two (2) business days of such request) advance such expenses to Indemnitee, which are incurred by Indemnitee in connection with any action brought by Indemnitee for (i) indemnification or advance payment of Expenses by the Company under this Agreement or any other agreement, or any Article or Bylaw provision now or hereafter in effect relating to Claims for Indemnifiable Events and/or (ii) recovery under any directors' and officers' liability insurance policies maintained by the Company; provided, however, that if there is a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee is not entitled to such indemnification, advance payment of expenses or insurance recovery, Indemnitee shall reimburse the Company for all such expenses theretofore paid under this Section 3.

4. Partial Indemnity, Etc. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines, penalties and amounts paid in settlement of a Claim but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled. Moreover, notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits or otherwise in defense of any or all Claims relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, Indemnitee shall be indemnified against all Expenses incurred in connection with such Claims as to which Indemnitee has been successful.

5. Burden of Proof. In connection with any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

6. No Presumptions. For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement
(whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by a Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief.

7. Nonexclusivity, Etc. The rights of the Indemnitee hereunder shall be in addition to any other rights Indemnitee may have under the Articles, Bylaws or the Georgia Business Corporation Code or otherwise. To the extent that a change in the Georgia Business Corporation Code (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently under the Articles, Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change.

8.    Liability Insurance.

      a) The Company hereby represents and warrants that the Company has purchased and maintains directors' and officers' liability insurance consisting of a primary policy issued by American International Group, Inc. providing $10,000,000 in coverage (the "D&O Insurance").

      b) The Company hereby covenants and agrees that, so long as Indemnitee shall continue to serve as a director of the Company and thereafter so long as Indemnitee shall be subject to any possible Claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative, by reason of the fact that Indemnitee was a director of the Company, the Company shall maintain in full force and effect the D&O Insurance, or substantially equivalent insurance coverage; provided, however, that the Company shall not be obligated hereunder to pay annual premiums for directors' and officers' liability insurance in excess of one hundred fifty percent (150%) of the annualized rate of premiums paid by the Company for D&O Insurance in Fiscal Year 1996 (the "Increased Rate"), and if the premiums for such insurance coverage would exceed the Increased Rate in any fiscal year, and the Company determines not to spend in excess of the Increased Rate, the Company shall endeavor to retain such type of coverage by amending the levels of self-insured retention and/or limits of liability of such insurance coverage so as not to exceed the Increased Rate.

      c) In all policies of D&O Insurance, Indemnitee shall be named as an insured in such manner as to provide Indemnitee the same rights and benefits, subject to the same limitations, as are accorded to the Company's directors or officers most favorably insured by such policy.

9. Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's spouse, heirs, executors or personal or legal representatives after the expiration of two (2) years from the date of accrual of such cause of action, and any Claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two (2) year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action such shorter period shall govern.

10.   Notices

      a) The Indemnitee shall give to the Company notice in writing as soon as practicable of any Claim made against him for which indemnification will or could be sought under this Agreement. Failure to give such notice shall not be cause for the

           Company not to indemnify Indemnitee or advance Expenses unless the Company can demonstrate that it was prejudiced by such failure.

      b) Notices shall be in writing and shall be either personally delivered or sent by Federal Express or other reputable overnight courier for next business day delivery, or sent by certified mail, return receipt requested, addressed as follows:


           If to the Company:          Healthdyne Technologies, Inc.
                                       1255 Kennestone Circle
                                       Marietta, Georgia  30066
                                       Attn:  Chief Executive Officer
                                       Attn:  General Counsel

           If to the Indemnitee:  at Indemnitee's address stated above or at such other address as from time to time designated by written notice delivered in accordance herewith. Any notice personally served shall be deemed delivered on the date of such service. Any notice sent by overnight courier as provided above shall be deemed delivered on the first business day after the date such notice was actually delivered by such overnight courier or refused. Any notice sent by mail as provided above shall be deemed delivered on the date of actual receipt or refusal thereof.

11. Amendments, Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

12. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

13. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles, Bylaws or otherwise) of the amounts otherwise indemnifiable hereunder.

14. Binding Effect, Etc. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, executors and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as a director of the Company.

15. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable in any respect, and the validity and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired and shall remain enforceable to the full extent permitted by law.

16. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws.

17.   Certain Definitions.

      a) Change in Control. For purposes of this Agreement, a Change in Control shall be deemed to have occurred if (a) there shall be consummated (i) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or (b) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company, or (c) any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 30% of the Company's outstanding Common Stock, or
           (d) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

      b) Claim: any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by or in the right of the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other.

      c) Expenses: include attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any Claim relating to any Indemnifiable Event.

      d) Indemnifiable Event: any event or occurrence related to the fact that Indemnitee is or was a director of the Company, or is or was serving at the request of the Company as a director, officer, or trustee of another corporation, trust or other enterprise, or by reason of anything done or not done by Indemnitee in any such capacity.

      e) Independent Legal Counsel: an attorney or firm of attorneys, selected in accordance with the provisions of Section 2, who shall not have otherwise performed services for the Company or Indemnitee within the last five (5) years.

      f) Reviewing Party: any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board who is not a party to the particular Claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.

      g) Voting Securities: any securities of the Company which vote generally in the election of directors.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement this ____ day of _______________, 1997.

                                             HEALTHDYNE TECHNOLOGIES, INC.
                                             By:________________________________
                                             Name:
                                             Title:


________________________________
Indemnitee

                                                               EXHIBIT 30

                  INDEMNITY AGREEMENT OF EXECUTIVE OFFICER


     AGREEMENT, effective as of _________________, 19____, between HEALTHDYNE TECHNOLOGIES, INC., a Georgia corporation (the "Company"), and
___________________________ (the "Indemnitee").

     WHEREAS, it is essential to the Company to retain and attract as officers the most capable persons available; and

     WHEREAS, both the Company and Indemnitee recognize the increased risk of litigation and other Claims being asserted against officers of public companies in today's environment; and

     WHEREAS, damages sought by class action plaintiffs in some cases amount to tens of millions of dollars and, whether or not the case is meritorious, the cost of defending them is enormous with few individual officers having the resources to sustain such legal costs, not to mention the risk of a judgment running into millions even in cases where the defendant was neither culpable nor profited personally to the detriment of the corporation; and

     WHEREAS, Section 14-2-857 of the Georgia Business Corporation Code, under which the Company is organized, empowers corporations to indemnify persons serving as officers, employees or agents of the corporation, who are not directors of the corporation, to the extent, consistent with public policy, that may be provided by its Articles of Incorporation, Bylaws, general or specific action of its board of directors, or contract; and

     WHEREAS, the Bylaws of the Company require the Company to indemnify any person who was or is a party or is threatened to made a party to a proceeding by reason of the fact that he is or was a director or officer of the Company to the maximum extent permitted by, and in the manner provided by, the Georgia Business Corporation Code; and

     WHEREAS, in recognition of Indemnitee's need for substantial protection against personal liability in order to enhance Indemnitee's service to the Company in an effective manner, the increasing difficulty in obtaining satisfactory directors' and officers' liability insurance coverage, and in part to provide Indemnitee with specific contractual assurance that indemnification protection provided under the Company's Bylaws will be available to Indemnitee (regardless of, among other things, any amendment to or revocation of the Articles of Incorporation ("Articles") or Bylaws ("Bylaws") of the Company or any change in the composition of the Company's Board of Directors or acquisition transaction relating to the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) authorized or permitted by law and as set forth in this Agreement, and for the continued coverage of Indemnitee under the Company's directors' and officers' liability insurance policies; and

     WHEREAS, in order to induce Indemnitee to serve or continue to serve as an executive officer, the Company has agreed to provide Indemnitee with the benefits contemplated by this Agreement; and

      WHEREAS, the Board of Directors is making no determination by this Agreement that indemnification of Indemnitee for any particular act or omission giving rise to a proceeding is permissible;

      NOW, THEREFORE, in consideration of the premises and of Indemnitee agreeing to serve or to continue to serve the Company directly or, at its request, another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Basic Indemnification Arrangement.

      a) In the event Indemnitee was, is, or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, a Claim by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify Indemnitee to the full extent authorized or permitted by law as soon as practicable but in any event no later than thirty
           (30) days after written demand is presented to the Company, against any and all Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties or amounts paid in settlement) of such Claim; provided, however, that, except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify Indemnitee in connection with a proceeding (or part thereof) initiated by Indemnitee unless such proceeding (or part thereof) was authorized in advance, or unanimously consented to, by the Board of Directors of the Company; and provided further that the Company shall not be obligated to indemnify Indemnitee hereunder for an Indemnifiable Event which is not (i) authorized by the Company's Board of Directors or (ii) otherwise within the authority of the Indemnitee. If so requested by Indemnitee, the Company shall advance (within two (2) business days of such request) any and all Expenses to Indemnitee (an "Expense Advance").

      b) Notwithstanding the foregoing, (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in
           Section 2 hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an Expense Advance pursuant to Section 1(a) shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). If there has not been a Change in Control, the Reviewing Party shall be selected by the Company's Board of Directors, and if there has been such a Change in Control, the Reviewing Party shall be the Independent Legal Counsel referred to in Section 2 hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation in any court in the State of Georgia having subject matter jurisdiction thereof and in which venue is proper seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual bases therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

      c) No change in the Company's Articles or Bylaws or in the Georgia Business Corporation Code subsequent to the date of this Agreement shall have the effect of limiting or eliminating the indemnification available under this Agreement as to any act, omission or capacity for which this Agreement provides indemnification at the time of such act, omission or capacity. If any change after the date of this Agreement in any applicable law, statute or rule expands the power of the Company to indemnify the Indemnitee, such change shall to the same extent expand the Indemnitee's rights and the Company's obligations under this Agreement. If any change in any applicable law, statute or rule diminishes the power of the Company to Indemnify the Indemnitee, such change, except to the extent otherwise required by law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder.

2. Change in Control. The Company agrees that if there is a Change in Control of the Company, then with respect to all matters thereafter arising concerning the rights of Indemnitee to indemnity payments and Expense Advances under this Agreement or any other agreement, or any Article or Bylaw provision now or hereinafter in effect relating to Claims for Indemnifiable Events, the Company shall seek legal advice only from Independent Legal Counsel selected by Indemnitee and approved by the Company (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent the Indemnitee would be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

3. Indemnification for Additional Expenses. The Company shall indemnify Indemnitee against any and all expenses (including attorneys' fees) and, if requested by Indemnitee, shall (within two (2) business days of such request) advance such expenses to Indemnitee, which are incurred by Indemnitee in connection with any action brought by Indemnitee for

(i) indemnification or advance payment of Expenses by the Company under this Agreement or any other agreement, or any Article or Bylaw provision now or hereafter in effect relating to Claims for Indemnifiable Events and/or (ii) recovery under any directors' and officers' liability insurance policies maintained by the Company; provided, however, that if there is a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that Indemnitee is not entitled to such indemnification, advance payment of expenses or insurance recovery, Indemnitee shall reimburse the Company for all such expenses theretofore paid under this Section 3.

4. Partial Indemnity, Etc. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines, penalties and amounts paid in settlement of a Claim but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled. Moreover, notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits or otherwise in defense of any or all Claims relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, Indemnitee shall be indemnified against all Expenses incurred in connection with such Claims as to which Indemnitee has been successful.

5. Burden of Proof. In connection with any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

6. No Presumptions. For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by a Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law shall be a defense to Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief.

7. Nonexclusivity, Etc. The rights of the Indemnitee hereunder shall be in addition to any other rights Indemnitee may have under the Articles, Bylaws or the Georgia Business Corporation Code or otherwise. To the extent that a change in the Georgia Business Corporation Code (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently under the Articles, Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change.

8.    Liability Insurance.

      a) The Company hereby represents and warrants that the Company has purchased and maintains directors' and officers' liability insurance consisting of a primary policy issued by American International Group, Inc. providing $10,000,000 in coverage (the "D&O Insurance").

      b) The Company hereby covenants and agrees that, so long as Indemnitee shall continue to serve as an executive officer of the Company and thereafter so long as Indemnitee shall be subject to any possible Claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative, by reason of the fact that Indemnitee was an executive officer of the Company, the Company shall maintain in full force and effect the D&O Insurance, or substantially equivalent insurance coverage; provided, however, that the Company shall not be obligated hereunder to pay annual premiums for directors' and officers' liability insurance in excess of one hundred fifty percent (150%) of the annualized rate of premiums paid by the Company for D&O Insurance in Fiscal Year 1996 (the "Increased Rate"), and if the premiums for such insurance coverage would exceed the Increased Rate in any fiscal year, and the Company determines not to spend in excess of the Increased Rate, the Company shall endeavor to retain such type of coverage by amending the levels of self-insured retention and/or limits of liability of such insurance coverage so as not to exceed the Increased Rate.

      c) In all policies of D&O Insurance, Indemnitee shall be named as an insured in such manner as to provide Indemnitee the same rights and benefits, subject to the same limitations, as are accorded to the Company's directors or officers most favorably insured by such policy.

9. Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company against Indemnitee, Indemnitee's spouse, heirs, executors or personal or legal representatives after the expiration of two (2) years from the date of accrual of such cause of action, and any Claim or cause of action of the Company shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two (2) year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action such shorter period shall govern.

10.   Notices

      a) The Indemnitee shall give to the Company notice in writing as soon as practicable of any Claim made against him for which indemnification will or could be sought under this Agreement. Failure to give such notice shall not be cause for the Company not to indemnify Indemnitee or advance Expenses unless the Company can demonstrate that it was prejudiced by such failure.

      b) Notices shall be in writing and shall be either personally delivered or sent by Federal Express or other reputable overnight courier for next business day delivery, or sent by certified mail, return receipt requested, addressed as follows:


           If to the Company:          Healthdyne Technologies, Inc.
                                       1255 Kennestone Circle
                                       Marietta, Georgia  30066
                                       Attn:  Chief Executive Officer
                                       Attn:  General Counsel

           If to the Indemnitee:  at Indemnitee's address stated above or at such other address as from time to time designated by written notice delivered in accordance herewith. Any notice personally served shall be deemed delivered on the date of such service. Any notice sent by overnight courier as provided above shall be deemed delivered on the first business day after the date such notice was actually delivered by such overnight courier or refused. Any notice sent by mail as provided above shall be deemed delivered on the date of actual receipt or refusal thereof.

11. Amendments, Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

12. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

13. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles, Bylaws or otherwise) of the amounts otherwise indemnifiable hereunder.

14. Binding Effect, Etc. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, executors and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an executive officer of the Company.

15. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable in any respect, and the validity and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired and shall remain enforceable to the full extent permitted by law.

16. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Georgia applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws.

17.   Certain Definitions.

      a) Change in Control: For purposes of this Agreement, a Change in Control shall be deemed to have occurred if (a) there shall be consummated (i) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or (b) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company, or (c) any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 30% of the Company's outstanding Common Stock, or
           (d) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

      b) Claim: any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by or in the right of the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, arising in connection with an Indemnifiable Event.

      c) Expenses: include attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any Claim relating to any Indemnifiable Event.

      d) Indemnifiable Event: any event or occurrence related to the fact that Indemnitee is or was an executive officer of the Company, or is or was serving at the request of the Company as a director, officer, or trustee of another corporation, trust or other enterprise, or by reason of anything done or not done by Indemnitee in any such capacity.

      e) Independent Legal Counsel: an attorney or firm of attorneys, selected in accordance with the provisions of Section 2, who shall not have otherwise performed services for the Company or Indemnitee within the last five (5) years.

      f) Reviewing Party: any appropriate person or body consisting of a member of members of the Company's Board of Directors or any other person or body appointed by the Board who is not a party to the particular Claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.

      g) Voting Securities: any securities of the Company which vote generally in the election of directors.



      IN WITNESS WHEREOF, the parties hereto have executed this Agreement this ____ day of _______________, 19_____.

                                             HEALTHDYNE TECHNOLOGIES, INC.
                                             By:________________________________
                                             Name:
                                             Title:

_______________________________________
Indemnitee

                                                             EXHIBIT 31


                   NEW SECTION 7 OF ARTICLE I OF  BY-LAWS

     Section 7. Special Meeting at Request of Shareholders.

     (a) Any holder or holders of record of Common Stock requesting the Corporation to call a special meeting of shareholders pursuant to Section 2 of this ARTICLE I (collectively, the "Initiating Shareholder") shall deliver or mail written notice of such request to the Secretary of the Corporation at its principal executive offices (the "Notice"). The Notice shall contain all the information that would be required in a notice to the Secretary given pursuant to Section 6 of this ARTICLE I in connection with an annual meeting of shareholders.

     (b) If the Initiating Shareholder owns of record at least 60% of the outstanding Common Stock, the Corporation shall be required to call the special meeting of shareholders requested by the Initiating Shareholder.

     (c) If the Initiating Shareholder does not own of record at least 60% of the outstanding Common Stock, the provisions of this subsection (c) shall apply. Within 14 days after the Secretary's receipt of the Notice from the Initiating Shareholder containing all the information required by subsection (a) of this Section 7, the Board of Directors shall fix a record date for determining the shareholders of record entitled to join in the request for the calling of the special meeting of shareholders. Such record date shall not be earlier than the date on which the Board of Directors fixes the same and shall not be later than 30 days after such date. Only holders of record of Common Stock on the record date shall be entitled to join in the request. The Corporation shall give prompt written notice of the fixing of the record date to the Initiating Shareholder. If shareholders of record on the record date owning of record on such date at least 60% of the outstanding Common Stock deliver or mail written requests to the Secretary of the Corporation at its principal executive offices that the Corporation call the special meeting, the Corporation shall promptly appoint an inspector to perform a ministerial review of, and render a report to the Corporation and the Initiating Shareholder concerning, the validity of such requests and any revocations thereof. The inspector will be instructed to perform such review and render such report promptly. The Corporation shall not be required to call the special meeting until the inspector has rendered such report and certified in writing to the Corporation and the Initiating Shareholder that valid, unrevoked requests for the calling of the special meeting were received from shareholders of record on the record date owning of record on such date at least 60% of the outstanding Common Stock. Nothing contained in this subsection (c) shall be construed to mean or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any written request or revocation thereof, whether before or after certification by the inspector, through court proceedings or otherwise. Any dispute as to whether or not the Corporation is required to call the special meeting of shareholders will be resolved through appropriate court proceedings, in which the Corporation will request the court to resolve the dispute as expeditiously as possible.

     (d) Notwithstanding any other provision of these By-laws, no written request to call a special meeting of shareholders shall be effective unless, within 70 days after the record date fixed pursuant to subsection (c) of this
Section 7, the Corporation has received such written requests from shareholders of record on such record date owning on such date at least 60% of the outstanding Common Stock.

     (e) The record date for determining the shareholders of record entitled to vote at a special meeting called pursuant to this Section 7 shall be fixed by the Board of Directors, but shall not be later than 14 days after it is determined that the Corporation is required to call such meeting. Written notice of the meeting shall be mailed by the Corporation to shareholders of record on such record date within 10 days after the record date (or such longer period as may be necessary for the Corporation to file its proxy materials with, and receive and respond to the comments of, the Securities and Exchange Commission), and the meeting will be held within 50 days after the date of mailing of the notice, as determined by the Board of Directors.

     (f) The business to be conducted at a special meeting called pursuant to this Section 7 shall be limited to the business set forth in the Notice and such other business or proposals as the Board of Directors shall determine and shall be set forth in the notice of meeting. The Board of Directors or the Chairman of the Board of Directors may determine rules and procedures for the conduct of the meeting.

                                                               EXHIBIT 32


HEALTHDYNE TECHNOLOGIES                                        M. WAYNE BOYLSTON
ANNOUNCES ACTIONS BY ITS                                       MARCH 21, 1997
BOARD OF DIRECTORS                                             (770) 499-1212

FOR IMMEDIATE RELEASE


     Marietta, Georgia, March 21, 1997--Healthdyne Technologies, Inc. ("Healthdyne Technologies" or the "Company") (Nasdaq: HDTC) announced that its Board of Directors approved yesterday amendments to the provisions of the Company's By-Laws regarding the calling of special meetings in order to assure an orderly process in the event a special meeting is called. The Company's By-Law provisions have been amended in order to set forth specific procedures to be followed in the event that a holder of less than a 60% interest requests the calling of a special meeting of shareholders, including notice requirements, procedures for determining the validity of shareholder requests and the setting of record dates and meeting dates and related matters. The meeting of the Board of Directors was held and Board actions were taken prior to Healthdyne Technologies' receipt of notice of Invacare's intention to make nominations at and bring certain business before the 1997 annual meeting of shareholders of Healthdyne Technologies.

     The Board of Directors also authorized Healthdyne Technologies to enter into indemnity agreements with its directors and executive officers. These agreements are consistent with and are intended to implement the existing provisions of the By-Laws. Finally, the Board of Directors ratified the appointment of Morrow & Co., Inc. to act as proxy solicitors for Healthdyne Technologies in connection with the Invacare offer.

     Parker H. Petit, Chairman of the Board of the Company, stated, "The Company intends to review and study Invacare's proposals carefully. It is interesting to note that Invacare is attempting in its litigation to have the court system declare unconstitutional Georgia state statutes which were put in place for the protection of all Georgia corporations and their shareholders. It would appear that Invacare is now attempting to make these statutes obsolete through the operation of its shareholder proposals. These actions have broad implications for all Georgia public corporations and their shareholders."

     Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants as risk of SIDS, and products for asthma management.